Exhibit 99.1

Yunji Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

Hangzhou, China, July 7, 2023 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that it received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”) dated July 5, 2023, indicating that the Company has regained compliance with the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) and the matter is closed.

On January 11, 2023, Yunji received a notification letter (the “Deficiency Notice”) from the Nasdaq indicating that the closing bid price for the Company’s American depositary shares (“ADSs”) was below the minimum bid price of $1.00 required for continued listing under Nasdaq Listing Rule 5450(a)(1) for 30 consecutive business days. According to the Deficiency Notice, if at any time during the 180 day compliance period, the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from June 20, 2023 through July 3, 2023, and the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes, ” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

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